ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 29, 2007 [redacted]

07020825

Securities and Excha
Division of Corporat.
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED

FEB 0 8 2007

THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
29 January 2007 (ASX – Announcement & Media Release – West Africa Seismic Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

29 January 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

WEST AFRICA SEISMIC UPDATE

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS
(OPERATOR – HUNT OIL COMPANY)

The MV Symphony seismic vessel is scheduled to commence acquiring seismic for FAR Offshore Senegal during the second week of February 2007. The vessel is currently active for the Italian group Edison in an adjacent concession. FAR's survey will be the largest 3D survey conducted Offshore Senegal as part of a world class exploration program being conducted by Hunt Oil and has the potential to place Senegal on the map as an investment destination.



Hunt/FAR are sharing the MV Symphony seismic vessel with the Italian group Edison and have applied savings that will result from sharing the mobilisation costs toward extending the 3D coverage by 50 km^2. The increased survey area comprising a total of 2,050 km^2 will now include prospect C1, in the southwest corner of the Sangomar Offshore block. Integrating C-1 into the overall 3D grid offers significant advantages compared to reprocessing old Shell seismic data over this prospect.

1st Floor, 87 Colin Street; West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The MV Symphony vessel will move on location after first acquiring Edison's 1500 km^2 3D in the Rufisque Deep Offshore block adjacent and to the north. The aggregate of this combined activity is likely to substantially upgrade activity in this relatively under-explored but highly prospective northwest African margin.

Prospect C1 Top Cenomanian Depth C.I. = 25 meters


Cenomanian Truncation
2000
1900
5 KM

The acquisition of 2,050 square km of 3D seismic data is being conducted by the French seismic company CGG.

FAR holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence.

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor.

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%.

- FAR is partnering Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a 2050 sq km 3D seismic acquisition program. The acquisition is utilising the vessel "Symphony", one of the largest seismic vessels in the world.



- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects.

- The northwest African margin is relatively under-explored but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania.


Mauritania
Senegal
Rufisque Dome
Gambia
N

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.

Other Activity – West Africa

West Africa along with the Deepwater Gulf of Mexico continues to be viewed by industry as one of the few regions outside the Middle East capable of hosting big enough deposits to attract the major oil companies. (Refer Herold Oil & Gas Perspectives Jan 5, 2007)

A recent auction of acreage in the Congo Basin, offshore Angola for three deepwater exploration tracts saw international oil companies bid in excess of US$3.1 billion in signature bonuses alone, reportedly the highest ever offered for exploration anywhere in the world.

Gaz de France has recently agreed to study the feasibility of an LNG project based on deepwater gas discoveries in nearby Mauritania.

Tullow Oil PLC has successfully bid AUD$1.5 billion for Hardman resulting in a tightening of the pool of listed entities controlling acreage along the Mauritania-Senegal-Guinea Bissau Basin in West Africa.

Kuwait Foreign Exploration Co recently purchased BG Group PLC's interests in Mauritania for $128 million.

These activities confirm the growing importance of West Africa in world energy and provide a barometer against which to assess the importance of FAR's West African holdings. Whilst FAR has received several expressions of interest from a host of industry participants in relation to its West African concessions the forward plan is to retain the present equity level in order to provide the best possible leverage for shareholders.

For information on FAR's drilling activities visit our website at www.far.com.au

END